Exhibit 99.29

June 14, 2018

TRADING SYMBOL: The Toronto Stock Exchange/OTCQX:

                                         Village Farms International, Inc. – VFF/VFFIF

Village Farms International Announces Election of Directors and Approval of the Renewal of the Company’s Compensation Plan

Vancouver, B.C., June 14, 2018 – Village Farms International, Inc. (the “Company”) (TSX:VFF) (OTC:VFFIF) announced today that all of the director nominees listed in the management information circular dated May 10, 2018 (the “Circular”) were elected as directors of the Company at the annual and special meeting of shareholders held earlier today (the “Meeting”). The results of the vote for each nominee director are set out below:

Nominee	Proxy Votes For	Proxy % For	Proxy Votes Withheld	Proxy % Withheld
John R. McLernon	18,704,239	99.78%	41,350	0.22%
Christopher C. Woodward	18,704,229	99.78%	41,360	0.22%
John P. Henry	18,677,639	99.64%	67,950	0.36%
David Holewinski	18,677,499	99.64%	68,090	0.36%
Michael A. DeGiglio	18,715,390	99.84%	30,199	0.16%
Stephen C. Ruffini	18,705,635	99.79%	39,954	0.21%
Roberta Cook	18,713,444	99.83%	32,145	0.17%

In addition, the ordinary resolution to approve the renewal of the Company’s Compensation Plan was approved at the Meeting.

Final voting results of all matters voted on at the Meeting will be made available on SEDAR at www.sedar.com.

About Village Farms International, Inc.

Village Farms International, Inc. is one of the largest and longest-operating vertically integrated greenhouse growers in North America and the only publicly traded greenhouse produce company in Canada. With more than 750 years of accumulated master grower experience coupled with advanced proprietary technology and environmentally sustainable growing practices, Village Farms is highly resource efficient. Village Farms produces and distributes fresh, premium-quality produce with consistency 365-days a year to national grocers in the U.S. and Canada from its large-scale Controlled Environment Agriculture (CEA) greenhouses in British Columbia and Texas, as well as from its partner greenhouses in B.C., Ontario and Mexico.

For further information

Stephen C. Ruffini, Executive Vice President and Chief Financial Officer, Village Farms International, Inc., (407) 936-1190 ext. 340.